SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of October, 2006

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐        Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.
(Registrant)

Date: October 10, 2006	By:	/s/ Michael B. McSweeney
	Name:	Michael B. McSweeney
	Title:	Vice President

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated October 6, 2006

Exhibit 99.1

For Immediate Release

Bennett Environmental Inc. (“BEI”) Update

Oakville, Ontario, October 6, 2006 - Bennett Environmental Inc. (TSX:BEV, AMEX:BEL) announced today that it will re-open its soil facility, Récupère Sol Inc. (“RSI”), Saint Ambroise, Quebec, on October 16, 2006. The facility will process soils that it has accumulated and any soils that arrive while the facility is in operation and once those soils have been processed, the facility will take another shutdown, until such time as it has adequate inventoried soils to process with economies of scale.

Further, due to weaker than anticipated market conditions, the Company no longer anticipates that it will process the quantities of soil as described in its press release of August 4, 2006. The nature of the hazardous soil remediation business is such that deliveries are highly variable and subject to numerous factors outside of the Company’s direct influence. In light of this unpredictable nature of the industry and in accordance with the practice of many public companies in Canada, the Company announced today that, effective immediately, it will no longer issue financial or other guidance in advance of the release of its quarterly or annual financial results to shareholders. The Company will, however, inform shareholders from time to time of material developments. The Company also withdraws all financial or other guidance relating to the 2006 fiscal year or any interim period therein, provided by the Company in previously issued press releases, conference calls or other means of guidance and investors are advised not to rely on any such financial or other guidance.

Forward Looking Statements

Certain statements contained in this press release and in certain documents incorporated by reference into this press release constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and “confident” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. BEI believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of this press release. BEI undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high-temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the U.S. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com.

Contact:

Michael McSweeney

Vice President

Bennett Environmental Inc.

(905) 339-1540 ext 209